Exhibit 23.2

Consent of Ernst & Young LLP, Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3/A No. 333-200011) of Pernix Therapeutics Holdings, Inc. expected to be filed on or about July 28 , 2015, for the registration of  14,545,578 shares of its common stock and to the incorporation by reference therein of our report dated May 29, 2015, with respect to the Statement of Assets Acquired as of December 31, 2014 and 2013 and Statement of Revenue and Direct Expenses for each of the two years in the period ended December 31, 2014 of the Zohydro ER Product Line of Zogenix, Inc., included as Exhibit 99.2 in the Pernix Therapeutics Holdings, Inc. Current Report on Form 8-K/A dated June 16, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California
July 28 , 2015